SEA BREEZE POWER CORP.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005
(Stated In Canadian Dollars)

(Unaudited)

SEA BREEZE POWER CORP.

CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	March 31, 2005	December 31, 2004
ASSETS
Current
Cash and cash equivalents	$403,050	$1,072,538
Restricted cash (Note 3)	42,702	42,702
Marketable securities (Quoted market value $22,500; 2004 - $66,250)	2,560	42,560
Goods and Services Tax recoverable	29,620	68,735
Related party receivable (Note 7(f) and 12)	11,568	13,558
Prepaid expenses	51,462	35,025

	540,962	1,275,117
Projects Under Development (Note 4)	8,491,744	8,141,241
Project Related Security Deposits	71,050	49,925
Due from Co-venture Partner (Note 11)	292,526	146,216
Investment (Note 12)	10,000	10,000
Capital Assets (Note 5)	97,481	94,923
	$9,503,763	$9,717,422

LIABILITIES
Current
Accounts payable and accrued liabilities	$290,048	$223,150
Payable to related party (Note 7(a))	100,798	190,128
Loan payable (Note 8)	32,863	108,990

	423,709	522,267
Long Term Debt (Note 6)	814,975	854,525
	1,397,092	1,376,792

SEA BREEZE POWER CORP.

CONSOLIDATED BALANCE SHEETS (Continued)
(Stated in Canadian Dollars)

		March 31,	December 31, 2004
		2005
SHAREHOLDERS’ EQUITY
Share Capital (Note 9)
Authorized Shares as of March 31, 2005:
200,000,000 common shares without par value
20,000,000 preferred shares without par value
Issued and outstanding:
Common shares
60,584,665 common shares (of which 100,000
shares are held in escrow) at March 31, 2005,
and 59,921,088 common shares (of which
100,000 shares are held in escrow) at
December 31, 2004		13,728,840	13,286,091
Share Subscriptions		—	—
Deficit		(11,084,509)	(10,239,476)))
Equity Portion Of Long Term Debt (Note 6)		205,478	218,209
Contributed Surplus (Note 9(d))		4,733,900	4,412,908
Special Warrants (Note 10)		471,519	471,519
Commitment To Issue Shares (Note 6(b))		209,851	191,379

		8,265,079	8,340,630

		$9,503,763	$9,717,422

Approved on Behalf of the Board:
“Paul B. Manson”	“Eugene Hodgson”
Director	Director

See accompanying notes to consolidated financial statements
SEA BREEZE POWER CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Stated In Canadian Dollars)

	THREE MONTHS ENDED MARCH 31
	2005	2004
Service income	$—	$9,900
Cost of service income	6,062	1,425

Gain (loss) on service activity	(6,062)	8,475
Expenses
Accounting and audit	$55,794	$30,537
Amortization	6,791	5,357
Bank charges and interest on short term debt	4,650	1,051
Consulting	78,967	57,035
Filing fees	8,913	3,830
Foreign exchange loss (gain)	(4,201)	6,584
Interest on long term debt	39,674	38,268
Legal fees	17,116	18,486
Office and rent	80,357	64,541
Public relations and travel	42,264	64,100
Shareholder’s Information	559	—
Stock based compensation	379,637	212,934
Salaries and benefits	127,945	64,304
Transfer agent	2,820	5,293

	841,285	572,320

Loss Before The Following	847,347	563,845
Interest income	(2,302)	(298)
Net Loss For The Year	845,045	563,547
Deficit, Beginning Of The Period	10,239,476	7,462,515

Deficit, End Of The Period	$11,084,509	$8,026,062

Loss Per Share, Basic and Diluted	$0.01	$0.01

Weighted Average Common Shares Outstanding, Basic and Diluted	59,842,208	38,608,714

See accompanying notes to consolidated financial statements
SEA BREEZE POWER CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

	THREE MONTHS ENDED
	MARCH 31
	2005	2004
Cash Flows From Operating Activities
Net loss for the year	$(845,459)	$(563,547)
Items not affecting cash:
Interest to be paid in common shares	28,849	11,989
Amortization	6,791	5,357
Foreign exchange loss (gain) on loans payable	73	—
Interest on loans payable	2,767	—
Stock based compensation	379,637	212,934
Accretion of interest on convertible debentures	10,825	10,910
Changes in non-cash operating working capital items:
Goods and Services Tax recoverable	39,115	17,758
Accounts receivable	—	(10,593)
Accounts payable and accrued liabilities	66,898	1,988
Marketable securities	40,000	—
Prepaid expenses	(16,437)	(306)
Related party receivable	1,990	(1,605)

	(284,682)	(315,115)

Cash Flows From Financing Activities
Loans Payable	908	112,455
Related party payable	(13,054)	350,064
Common shares issued for cash	154,628	723,477
Due from co-venture partner	(146,310)	—
	(3,828)	1,185,996

Cash Flows From Investing Activities
Purchase of capital assets	(9,349)	(12,141)
Projects under development	(350,503)	(256,556)
Project related security deposits	(21,125)	(5,000)
	(380,978)	(273,697)

Increase (Decrease) In Cash	(669,488)	597,184
Cash, Beginning Of The Period	1,115,240	261,478

Cash, End Of The Period	$445,752	$858,662

Cash And Cash Equivalents Are Comprised Of:
Cash on hand and balances with banks	$403,050	$585,360
Restricted cash (Note 3)	42,702	273,302

	$445,752	$858,662

Supplemental Disclosure For Non-Cash Operating, Financing And Investing Activities (Note 13)

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005
(Stated in Canadian Dollars)
(Unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Sea Breeze Power Corp. (formerly International Powerhouse Energy Corp.) (the “Company”) is a public company incorporated under the Company Act (British Columbia), Canada. The Company’s principal business activity is the development of hydro-electric projects, wind power generation projects and transmission projects in British Columbia, Canada.

These consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.

The Company is in the development stage and currently derives no revenues from its development projects. To date, the Company has financed its operations principally through equity financing and loans. The application of the going concern concept and the ultimate realization of the amount shown as projects under development are dependent upon continuing rights to the areas, the obtaining of necessary regulatory approvals, the ability to obtain the necessary financing to complete development, and the successful development and sale of electricity and transmission capacity. The amounts shown for projects under development represent costs incurred to date and are not intended to reflect present or future values.

The Company’s ability to meet its obligations in the ordinary course of business is dependent upon its ability to establish profitable operations and to obtain additional funding through public or private equity financing, collaborative or other arrangements with corporate or other sources. Management plans to continue raising capital through private placement equity financing.

Management is working to obtain sufficient working capital from external sources in order to continue operations, as well as further developing the Company’s business model to obtain revenues from its wind and hydro-electric power generating projects. There is, however, no assurance that the aforementioned events, including the receipt of additional funding, will occur or be successful.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Principles of Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada, and include the accounts of the Company and its wholly-owned subsidiaries, Powerhouse Developments Inc., Powerhouse Electric Corp., Sea Breeze Energy Inc., Sea Breeze Management Services Inc., Sea Breeze Power Projects Inc. and the Company’s proportionate interest (80%) in the assets of the Slollicum Joint Venture (Note 4) and the Company’s proportionate interest (50%) in the assets, liabilities and expenses of Sea Breeze Pacific Regional Transmission System, Inc. (Note 11). All significant inter-company balances and transactions have been eliminated upon consolidation. The Company uses the equity method to account for the investments over which the Company exerts significant influence. The Company uses the proportionate consolidation method of accounting to account for the Company’s interest in jointly controlled entities.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005
(Stated in Canadian Dollars)
(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

b)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

c)	Foreign Currency

Monetary items denominated in a foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date. The resulting foreign exchange gains and losses are included in the statement of loss and deficit.

d)	Marketable Securities

Marketable securities are recorded at the lower of cost and market value.

e)	Capital Assets

Capital assets are carried at cost and being amortized as follows:

Computer and automotive equipment	30% declining balance basis

Office and field equipment	20% declining balance basis

f)	Projects Under Development

Projects under development relate to the costs of land and associated holdings, development, approval and proposals on projects held for future development as electricity generation sites. Directly related management fees, overhead costs and interest costs are allocated to the projects under development based on the level of expenditures incurred. These costs will be amortized over the expected useful life of the projects once the projects commence commercial operations.

Hydro-electric projects currently under development comprise:

Cascade Heritage Power Park Project (“Cascade”)
Slollicum Creek Hydroelectric Development (“Slollicum”)

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005
(Stated in Canadian Dollars)
(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)	Projects Under Development (Continued)

The Company’s major wind farm projects currently under development comprise:

Knob Hill

God’s Pocket

Shushartie Mountain

Hushamu

Windy Ridge

Nimpkish

The Company’s transmission projects currently under development comprise:

Juan de Fuca and West Coast Cable transmission lines

g)	Stock Based Compensation

Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants Handbook Section 3870 – “Stock Based Compensation and Other Stock Based Payments”. This section establishes standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments in exchange for goods and services. The section requires that all stock based awards made to non-employees be measured and recognized using the fair value based method. The section also permitted the use of intrinsic value based method for awards granted to directors and employees. Under this method, compensation costs are recognized in the financial statements for stock options granted to directors and employees only when the market price exceeds the exercise price at the date of grant, but the method requires the disclosure on a pro-forma basis of the impact on operations and earnings per share as if the fair value method of accounting had been adopted. From January 1, 2002 to December 31, 2002, the Company has elected to adopt the intrinsic value based method for employee stock based compensation awards.

In November 2003, the CICA amended the CICA Handbook Section 3870 to require the fair value-based method be applied to awards granted to employees, which previously had not been accounted for at fair value. The changes to section 3870 are applicable for years beginning on or after January 1, 2004; however, the Company has chosen to early adopt the changes effective January 1, 2003, using the prospective application transitional provision. Therefore, effective January 1, 2003, all options awarded by the Company are recorded in the financial statements of the Company.

Any consideration paid by the option holders to purchase shares is credited to share capital.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005
(Stated in Canadian Dollars)
(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)	Loss Per Share

Basic loss per share is calculated using the weighted average number of shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments on loss per share. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended December 31, 2004 and 2003 for the dilutive effect of employee stock options and warrants as they were all anti-dilutive. No adjustments were required to reported loss from operations in computing diluted per share amounts.

i)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes whereby future income tax assets are recognized for deductible temporary differences and operating loss carry forwards, and future income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for income tax and financial reporting purposes. Further income tax assets are recognized only to the extent that management determines that it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment. The income tax expense or benefit is the income tax payable or refundable for the period plus or minus the change in future income tax assets and liabilities during the period.

j)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term deposits maturing within 90 days.

k)	Asset Impairment

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of capital assets and deferred project development costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

l)	Service Revenues

The Company provides wind generation research and consulting services to third parties. Revenues from consulting services are recognized over the contract period, which is the period during the services were provided and the related expenses were incurred.

m)	Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted in 2004.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005
(Stated in Canadian Dollars)
(Unaudited)

3.	RESTRICTED CASH

The Company has advanced $42,702 (2004 — $42,702) to be held as security on corporate credit card accounts. The funds are held as security for credit advanced to the Company and, as such, may not be used for general corporate purposes.

4.	PROJECTS UNDER DEVELOPMENT

a)	The deferred costs relating to the hydroelectric projects and wind farm projects in British Columbia are as follows:

	March 31, 2005	Dec. 31, 2004
Hydroelectric projects (Note 4(b))	$5,318,066	$5,197,841
Wind farm projects (Note 4(c))	3,003,297	2,884,107
Transmission projects (Note 4(d))	170,381	59,294

Total projects under development	$8,491,744	$8,141,241

b) The deferred costs relating to hydro electric projects in British Columbia are as follows:

	March 31, 2005	Dec. 31, 2004
Cascade
Land	$125,560	$125,560
Development costs	4,666,866	4,548,700
Interest capitalized	466,537	466,537
	5,260,963	5,140,798

Slollicum
Development costs	52,947	52,947
Interest capitalized	4,096	4,096
	57,043	57,043

	$5,318,066	$5,197,841

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005
(Stated in Canadian Dollars)
(Unaudited)

4. PROJECTS UNDER DEVELOPMENT (Continued)

c)	Deferred costs relating to potential wind farm sites in British Columbia are as follows:

	March 31, 2005	Dec. 31, 2004
Development Costs
Knob Hill	$1,149,246	1,100,313
God’s Pocket	174,603	171,403
Shushartie Mountain	280,405	276,609
Hushamu	306,543	291,717
Windy Ridge	57,765	57,765
New Castle Ridge	149,411	149,411
Other projects under preparation	788,955	744,097

	$3,003,297	$2,884,107

d)	Deferred costs relating to transmission projects in British Columbia are as follows:

	March 31, 2005	Dec. 31, 2004
Development Costs
Juan de Fuca and West Coast Lines	$170,381	$59,294
	$170,381	$59,294

5.	CAPITAL ASSETS

	March 31, 2005			Dec. 31, 2004
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Computer equipment	$81,236	$28,644	$52,592	$48,287
Automotive equipment	22,018	8,852	13,166	12,868
Office equipment	19,243	6,219	13,024	14,670
Field equipment	27,303	8,605	18,698	19,097
	$149,800	$52,319	$97,481	$94,923

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005
(Stated in Canadian Dollars)
(Unaudited)

6.	LONG TERM DEBT

	2004	2004
Convertible debentures	$1,000,000	$1,000,000
Conversions	(58,346)	-
Equity portion of convertible debentures	(205,478)	(218,209)

	736,176	781,791
Interest accretion	78,799	72,734

Debt portion of convertible debenture	$814,975	$854,525

a)	On May 7, 2003 the Company issued convertible debentures in the amount of CDN$1,000,000, which are due and payable on May 7, 2008. The debentures are convertible into units of the Company at $0.30 per unit in year one and increasing by 10% per unit in each subsequent year for five years (Year 1 to year 5: $0.30, $0.33, $0.36, $0.40, and $0.44). Each unit consists of one common share and one share purchase warrant. Each share purchase warrant has a term of two years from the date of conversion and entitles the holder to purchase one common share at the conversion price. Interest on the debenture is calculated at 12% per annum. The interest payments are payable in shares and calculated semi-annually at the market price of the shares on the semi-annual calculation dates. The interest shares are to be issued on May 7, 2008 or upon conversion of the debenture, whichever is sooner.

During the three months ended March 31, 2005, $58,346 (2004 $Nil) of principal of the debentures and $10,377 (2004 $Nil) of accrued interest has been converted into units of the Company at a conversion price of $0.33 per unit. The Company issued 176,804 shares upon conversion of principal and 14,527 shares upon conversion of accrued interest and issued 176,804 shares purchase warrants. Of the amount of 176,804 share purchase warrants 25,289 warrants expire on December 1, 2006 and 151,515 warrants expire on March 21, 2007, and entitle the holder to purchase additional shares at a the conversion price of $0.33 per share.

b)	As of March 31, 2005, accumulated interest payable of $209,851 (2004 $191,379) results in possible 311,348 common shares issuable in payments thereof. The amount has been recorded as a commitment to issue shares within the shareholders’ equity section of the balance sheet. Of the total debentures, $476,391 was issued to directors, officers, or companies controlled by directors. Of the total interest payable $102,598 (2004 — $89,120) is owed to directors, officers or companies controlled by directors. The debentures are secured by a floating charge over all assets of the Company.

The liability component of the convertible debt is calculated as the present value of the principal, discounted at a rate approximating the interest rate that was estimated would have been applicable to non-convertible debt at the time the debt was issued. This portion of the convertible debt is accreted over its term to the full face value by charges to interest expense. The accretion is a non-cash transaction and has been excluded from the statement of cash flows.

The equity element of the convertible debt comprises the value of the conversion option, being the difference between the face value of the convertible debt and the liability component.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005
(Stated in Canadian Dollars)
(Unaudited)

7.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

a.	Payable to Related Parties

	2005		2004
Loan payable to directors and companies controlled by directors with interest at 10% per annum, unsecured, due on	$		$
demand		44,314		117,952
Loan payable to directors, non-interest bearing, unsecured, due on demand		—		3,376
Interest on loans payable to directors and companies controlled by directors, unsecured, non-interest bearing, due on demand		56,483		54,226
Unpaid expenses payable to directors, unsecured, without interest, due on demand		—		14,573

		$100,798		$190,127

b)	Consulting Fees

During the period ended March 31, 2005, the Company paid $45,000 (2004 — $33,000) in consulting fees to two companies controlled by directors of the Company. Of the total amount paid, $18,000 has been expensed as a consulting fee and the balance of $27,000 has been capitalized as project development costs. Further, the Company paid or accrued $23,040 (2004 — $14,400) for project engineering services to the Company’s Vice President of Project Development. Included in accounts payable and accrued liabilities is $10,625 (2004 — $9,149) owing to such officer of the Company.

c)	Public Relation Fees

The Company paid $18,000 (2004 — $15,000) to a company related to a director for public relations and governmental advisory services. The amount is included in consulting expense.

d)	Wages

The Company paid $15,600 (2004 $Nil) in wages to the Company’s Vice President of Environmental Affairs, which has been capitalized as project related activities.

e)	Interest Payable

As at March 31, 2005, accrued convertible debenture interest payable in shares included $102,598 (2004 — $49,774) owing to directors or companies controlled by directors.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005
(Stated in Canadian Dollars)
(Unaudited)

7. RELATED PARTY TRANSACTIONS (Continued)

f)	Rent Receivable

During the three months ended March 31, 2005, the Company charged a company related by a common officer and common director $1,500 (2004 — $1,500) in rent. The amount has been credited to rent expense as recovery of rent costs and $Nil (2004 — $14,206) has been accrued for unpaid rent.

g)	Accounting Fees

During the period ended March 31, 2005, the Company paid or accrued $9,000 (2004 — $Nil) to a company controlled by an officer of the Company for financial services provided. The amount is included in accounting expense. Included in accounts payable is $6,420 (2004 - $Nil) owing to such officer of the Company.

8.	LOAN PAYABLE

At March 31, 2005, there is $9,818 (2004 — $87,089) of loans owing to shareholders. The loans bear interest at 10% per annum, are unsecured and repayable on demand. Included in loans payable is $23,045 (2004 — $21,901) of interest accrued to March 31, 2005.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005
(Stated in Canadian Dollars)
(Unaudited)

9.	SHARE CAPITAL AND SHAREHOLDERS’ EQUITY

During the year ended December 31, 2003, the Company changed its name from International Powerhouse Energy Corp. to Sea Breeze Power Corp.

a)	Issued and Outstanding Common Shares

	Number Of
	Shares	Consideration
Balance, December 31, 2002	19,912,420	$6,863,424
Shares issued for cash:
Exercise of warrants	3,970,885	516,215
Exercise of stock options	722,000	106,860
Stock option valuation of exercised stock options	—	53,292
Conversion of debentures	13,217,845	1,787,620

Balance, December 31, 2003	37,823,150	$9,327,411
Shares issued for cash:
Private Placement	2,046,250	$1,081,755
Exercise of warrants	18,796,956	2,678,189
Exercise of stock options	254,832	101,400
Stock option valuation of exercised stock options	—	97,336

Balance, December 31, 2004	58,921,188	$13,286,091
Shares issued for cash:
Exercise of warrants	1,314,946	$240,351
Exercise of stock options	157,200	70,270
Stock option valuation of exercised stock options	—	58,644
Conversion of debentures	191,331	73,484

Balance, March 31, 2005	60,584,665	$13,728,840

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005
(Stated in Canadian Dollars)
(Unaudited)

9. SHARE CAPITAL AND SHAREHOLDERS’ EQUITY (Continued)

a)	As at March 31, 2005, the Company had the following warrants to purchase common shares of the Company outstanding:

NUMBER OF			EXPIRY
WARRANTS		EXERCISE PRICE	DATE
3,500,000	*1)	$0.15	April 16, 2008

501,875	*2)	$0.72	April 22, 2006

500,000	*3)	$0.15	April 16, 2008

25,289		$0.33	December 1, 2006

151,515		$0.33	March 21, 2007

*1) see (Note 10)
*2) exercisable at US$0.60 (Cdn$0.72) until April 22, 2005, then exercisable at US$0.80
*3) contingently issuable – see (Note 10)

b)	At March 31, 2005, the Company has a fixed stock option plan. Under the policies of the TSX Venture Exchange (“TSXV”), the Company may grant incentive stock options up to a total of 20% of the Company’s issued and outstanding common shares issued. At March 31, 2005, the Company may grant an additional 43,533 incentive stock options to purchase common shares of the Company.

During the three months ended March 31, 2005 the Company charged $379,637 in stock based compensation expense to operations as follows:
A stock based compensation expense of $322,689 relates to vested options, which were granted during fiscal year 2004. The remaining stock based compensation expense of $56,948 relates to options granted during the three months ended March 31, 2005.

At February 14, 2005 the Company granted 200,000 options exercisable at $1.00 to an officer of the Company. One third of the stock options vested immediately, one third vest after six months and one third vest after eighteen months from the date of grant. The options expire February 13, 2008. A stock based compensation expense of $56,948 was charged to operations. The fair value of the options granted was estimated on the date of grant using the Black-Scholes option pricing model using a risk free interest rate of 3.5%, a dividend yield of $Nil, expected life of 2.5 years, and volatility of 256% volatility of 194%.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005
(Stated in Canadian Dollars)
(Unaudited)

9.	SHARE CAPITAL AND SHAREHOLDERS’ EQUITY (Continued)

The following table summarizes information about fixed stock options outstanding at March 31, 2005:

		OPTIONS OUTSTANDING					OPTIONS EXERCISABLE
WEIGHTED
RANGE			AVERAGE		WEIGHTED			WEIGHTED
OF			REMAINING		AVERAGE			AVERAGE
EXERCISE		NUMBER	CONTRACTUAL		EXERCISE		NUMBER	EXERCISE
PRICES		OUTSTANDING	LIFE		PRICE		EXERCISABLE	PRICE

	$0.15–1.00		8,161,929	1.89 years		$0.57		6,336,603	$0.52

A summary of changes in the Company’s fixed stock option plan for the three months ended March 31, 2005 is as follows:

	OPTIONS OUTSTANDING
		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE

Balance, December 31, 2002	1,673,242	$0.15
Granted	2,804,242	0.35
Exercised	(722,000)	0.15

Balance, December 31, 2003	3,755,484	$0.30
Granted	4,741,978	0.75
Exercised	(254,832)	0.39
Cancelled	(123,501)	0.35

Balance December 31, 2004	8,119,129	$0.56
Granted	200,000	1.00
Exercised	(157,200)	0.45

Balance March 31, 2005	8,161,929	0.57

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005
(Stated in Canadian Dollars)
(Unaudited)

9.	SHARE CAPITAL AND SHAREHOLDERS’ EQUITY (Continued)

c)	Of the Company’s issued and outstanding shares, 100,000 are held in escrow, their release being subject to regulatory approval.

d)	Changes in Contributed Surplus for the three months ended March 31, 2005 and 2004 are as follows:

	2005	2004
Balance, beginning of year	$4,412,908	$2,888,168
Incentive stock options granted	379,637	1,622,076
Incentive stock options exercised	(58,645)	(97,336)

Balance, end of year	$4,733,900	$4,412,908

10.	ACQUISITION OF SEA BREEZE ENERGY INC.

On April 16, 2003 the Company acquired 100% of the shares of Sea Breeze Energy Inc. (“SBEI”), a company developing projects to generate energy from wind power and incorporated under the Company Act of British Columbia, Canada.
As consideration for the shares the Company is to pay 5% net profit royalties from proceeds of the sale of energy generated from the SBEI wind power locations under development at the time of closing of the agreement and 5% of the net proceeds of any sale of such wind power properties, as well as to issue special warrants which allow the holder to acquire 4,000,000 common shares of the Company, of which 2,500,000 were exercisable upon closing of the transaction valued at their fair value of $336,819 using the Black-Scholes option pricing model. The exercise price of the special warrants is $0.15 per share. Any unexercised warrants expire on April 16, 2008.

Of the remaining special warrants 1,000,000 were exercisable upon receipt of the first project approval certificate from the British Columbia Environmental Assessment Office, and 500,000 warrants are exercisable upon commencement of commercial wind generated power production.

On September 28, 2004 the Company received an approval certificate from British Columbia Environmental Assessment Office for the wind farm project ‘Knob Hill’ and issued 1,000,000 special warrants accordingly. The warrants were valued at their fair value of $134,700 using the Black-Scholes option pricing model.

The value of the consideration of the remaining 500,000 special warrants and the net profit royalties will be recorded when the amounts are due and payable.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005
(Stated in Canadian Dollars)
(Unaudited)

10.	ACQUISITION OF SEA BREEZE ENERGY INC. (Continued)

	March 31, 2005	December 31, 2004
Special warrants issued

2,500,000 warrants on April 16, 2003	$336,819	$336,819
1,000,000 warrants on September 28, 2004 (Note 13)	134,700	—

Consideration paid	471,519	336,819

As the acquired company was in the development stage and had not commenced business operations, the acquisition has been accounted for as a purchase of assets and net liabilities of SBEI, with fair value of the consideration given being allocated to fair value of the identifiable assets and liabilities acquired on April 16, 2003. The consideration given in excess of the net liabilities assumed has been allocated to project development costs. The fair value of $471,519 assigned to the special warrants was calculated using a Black-Scholes pricing model with the following assumptions: risk free rate of 5.25%; dividend yield of $Nil, volatility factor of 184% and an average expected life of the warrants of 3 years. The following is a summary of net liabilities acquired at fair values:

	March 31, 2005	December 31, 2004
Current assets	$130,196	$130,196
Capital assets	23,720	23,720
Projects under development	362,303	362,303
Security deposits	26,000	26,000

Total assets acquired	542,219	542,219
Less: Liabilities assumed	$689,499	$689,499

Net liabilities assumed	147,280	147,280
Purchase consideration
2,500,000 warrants on April 16, 2003	$336,819	$336,819
1,000,000 warrants on September 28, 2004	134,700	134,700

Consideration paid in excess of net assets acquired	618,799	618,799

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005
(Stated in Canadian Dollars)
(Unaudited)

11.	JOINT VENTURE

On May 31, 2004, the Company incorporated Sea Breeze Pacific Regional Transmission System, Inc.; a company jointly owned and jointly controlled by the Company (50%) and Boundless Energy LLC, of Plainville, Connecticut (50%). The parties signed a joint venture agreement and are committed to jointly pursue specific merchant transmission opportunities. The Company’s proportionate interest in the joint venture is as follows:

Proportionate Share	March 31,	December 31,
of the Joint Ventures	2005	2004
Cash	$44,510	$5,675
Prepaid expenses	16,022	6,207
Restricted cash	19,400	19,400

Current Assets	79,933	31,282
Project under Development and Security Deposits	213,931	87,219
Current liabilities	62,856	16,784
Long term liabilities	—	-
Revenues	—	—
Expenses	16,919	44,499

Net income (loss)	$(16,919)	$(44,499)

Proportionate Share of Cash Flows	March 31,	December 31,
of the Joint Ventures resulting from	2005	2004
Net (loss)	$(16,919)	$(44,499)
Changes of non-cash operating working capital items	36,242	10,490
Operating activities	19,324	(34,009)

Financing activities – advanced from Sea Breeze	146,310	146,216

Project development	(111,174)	(59,207)
Security deposits	(15,625)	(27,925)

Investing activities	(126,799)	(87,132)

Increase (Decrease) In Cash	38,835	25,075
Cash, Beginning of Period	25,075	—

Cash, End of Period	63,910	25,075

Cash on hand and balances with banks	44,510	5,675
Restricted cash (Note 3)	19,400	19,400

	63,910	25,075

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005
(Stated in Canadian Dollars)
(Unaudited)

12.	INVESTMENT IN STANDARD HYDROGEN INC.

As of March 31, 2005, the Company has a 33% non-controlling interest of $10,000 in Standard Hydrogen Inc. (“Standard”), a private Ontario corporation, and carries loan balance of $10,000 advanced to Standard on April 28, 2004. The loan carries no interest repayments, no security and no principal repayment terms for a one year period. Standard has agreed to pay 8% simple interest on the loan amount upon repayment of the loan.

13.	SUPPLEMENTAL DISCLOSURE FOR NON-CASH OPERATING, INVESTING AND FINANCING ACTIVITIES

During the three months ended March 31, 2005, the Company had the following non-cash financing and investing activities:

The Company issued 1,199,246 shares at $0.13 per share for debt, pursuant to the exercise of warrants and the conversion of $155,993 loans payable.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005
(Stated in Canadian Dollars)
(Unaudited)

14.	INCOME TAXES

A reconciliation of income taxes at statutory rates to the Company’s effective income tax expense is as follows:

	2004	2003
Net loss for the year	$(2,776,962)	$(3,656,004)
Statutory tax rate	36.0%	38.0%

Expected income tax provision	$(1,000,000)	$(1,389,281)
Non-deductible differences	436,000	901,856
Unrecognized tax losses and change in valuation allowance	564,000	487,425

Income tax provision	$—	$—

Future tax assets (liabilities) of the Company are as follows:

	2004	2003
Capital assets	$272,000	$434,050
Operating losses	2,104,000	1,661,362

	2,376,000	2,095,412
Less: Valuation allowance	(2,376,000)	(2,095,412)

Future tax asset (liability) recognized	$—	$—

As at December 31, 2004, the Company has incurred operating income tax losses totalling $5,818,000 which expire from 2005 to 2011 as follows:

2005	$121,000

2006	$118,000

2007	$1,082,000

2008	$650,000

2009	$1,053,000

2010	$1,265,000

2011	$1,529,000

A valuation allowance has been recorded to reduce the net benefit recorded in the financial statements related to these future tax assets. The valuation allowance is deemed necessary as a result of the uncertainty associated with the ultimate realization of these tax assets.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005
(Stated in Canadian Dollars)
(Unaudited)

15.	FINANCIAL INSTRUMENTS

a)	Fair Value of Short Term Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, amount due to and from related parties, convertible debenture interest payable, and long-term debt. Unless otherwise stated, the fair value of the financial instruments approximates their carrying value.

b)	Long Term Debt and Interest Rate Risk

The Company’s debentures detailed in Note 6 are all convertible at the option of the holders into common shares of the Company and are issued with interest payable at rates less than normal market rates under similar conditions without the conversion feature.

Therefore, should the holder of such debentures not elect to exercise their conversion rights, replacement funds would not likely be available to repay the debentures on their respective maturity dates at equivalent rates. No reliable estimate can be made as to the financial amount of such risk.

16.	SUBSEQUENT EVENTS

Subsequent to March 31, 2005, the Company:

a)	Issued 246,250 common shares upon the exercise of warrants at US$0.60 per share. As at April 23, 2005, 255,625 warrants were outstanding and exercisable at US$0.80 per share with an expiry date of April 22, 2006.

b)	Issued 25,289 common shares upon the exercise of warrants at $0.33 per share.

c)	Issued 100,000 common shares upon the exercise of special warrants at $0.15 per share.

d)	Became the holder of a 49.75% interest in a newly formed, special purpose limited partnership, Sea Breeze Pacific Juan de Fuca Cable, LP, to facilitate further development of the Juan de Fuca Transmission Cable Project.

On April 6, 2005, Sea Breeze Pacific Juan de Fuca Cable, LP secured a loan of up to US$8,000,000 from US Power Fund, LP to advance permitting of the project, and to conduct a bid auction for capacity on a potential transmission line to be developed jointly by the Company and its partner.

Proceeds of the loan, which itself is convertible into project equity, may be remitted to the project by US Power Fund, LP in tranches through September 2006, and is subject to certain development milestones being met by the Company and its joint venture partner.